FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC

13 March 2025

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2021)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2022 as a part of variable pay for the performance year ended 31 December 2021.

On 11 March 2025, tranches of the Awards granted in 2022 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £8.441503 per Share1
Georges Elhedery	54,632	25,678
Pam Kaur	42,108	19,791

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.441503 per Share1
Richard Blackburn	11,711	5,505
David Liao	27,591	4,415
Barry O'Byrne	25,908	4,146
Michael Roberts	43,415	22,164
Surendra Rosha	27,591	4,415
Ian Stuart	21,269	9,997
Suzanna White	12,542	5,557

1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date with the exception of Suzanna White who is subject to a six-month retention period.

2.   Long Term Incentive awards (2022 to 2024 performance period)

Long Term Incentive awards (the "LTI Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2022, with a three-year forward-looking performance period commencing on 1 January 2022 and ending on 31 December 2024. The performance outcome of 75% was determined based on an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2024. Shares will vest in five equal annual instalments, each with a one-year retention period, commencing from March 2025.

On 11 March 2025, tranches of the LTI Awards granted in 2022 vested and the following transactions took place in London:

Directors

Name	LTI Award lapsed	Total number of Shares vested	Number of Shares sold at £8.441503 per Share1
Georges Elhedery	11,200	33,597	15,791
Pam Kaur	8,404	25,211	11,850

Other PDMRs

Name	LTI Award lapsed	Total number of Shares vested	Number of Shares sold at £8.441503 per Share1
David Liao	6,543	19,627	3,141
Barry O'Byrne	5,966	17,895	2,864
Michael Roberts	9,758	29,271	14,943
Surendra Rosha	6,543	19,627	3,141
Ian Stuart	5,703	17,107	8,041

1 Represents shares sold to cover withholding tax.

3.   Annual Incentive awards (Performance Year 2023)

Awards of Shares in the Company were granted in 2024 as a part of variable pay for the performance year ended 31 December 2023.

On 12 March 2025, tranches of the Awards granted in 2024 vested and the following transactions took place in London:

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £8.477055 per Share1
David Liao	10,785	1,726
Stuart Riley	49,805	23,409
Michael Roberts	21,084	10,764
Surendra Rosha	11,177	1,789
Suzanna White	15,231	6,748

1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date with the exception of Suzanna White who is subject to a six-month retention period.

For the purpose of the below disclosures, the value of the awards which vested on 11 and 12 March 2025 has been calculated using the closing Share price on the London Stock Exchange on 7 March 2024 of £8.7640.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	88,229	£773,238.96
		Aggregated	£8.764	88,229	£773,238.96

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	41,469	£350,060.69
		Aggregated	£8.442	41,469	£350,060.69

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	11,200	£0
		Aggregated	£0.00	11,200	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	67,319	£589,983.72
		Aggregated	£8.764	67,319	£589,983.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	31,641	£267,097.60
		Aggregated	£8.442	31,641	£267,097.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	8,404	£0
		Aggregated	£0.00	8,404	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Richard Blackburn

2 - Reason for the notification

Position/status			Interim Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	11,711	£102,635.20
		Aggregated	£8.764	11,711	£102,635.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	5,505	£46,470.47
		Aggregated	£8.442	5,505	£46,470.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	47,218	£413,818.55
		Aggregated	£8.764	47,218	£413,818.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	7,556	£63,784.00
		Aggregated	£8.442	7,556	£63,784.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	6,543	£0
		Aggregated	£0.00	6,543	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	10,785	£94,519.74
		Aggregated	£8.764	10,785	£94,519.74

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.48	1,726	£14,631.40
		Aggregated	£8.477	1,726	£14,631.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, International Wealth and Premier Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	43,803	£383,889.49
		Aggregated	£8.764	43,803	£383,889.49

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	7,010	£59,174.94
		Aggregated	£8.442	7,010	£59,174.94

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	5,966	£0
		Aggregated	£0.00	5,966	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stuart Riley

2 - Reason for the notification

Position/status			Group Chief Information Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	49,805	£436,491.02
		Aggregated	£8.764	49,805	£436,491.02

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.48	23,409	£198,439.38
		Aggregated	£8.477	23,409	£198,439.38

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and Corporate and Institutional Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	72,686	£637,020.10
		Aggregated	£8.764	72,686	£637,020.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	37,107	£313,238.85
		Aggregated	£8.442	37,107	£313,238.85

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	9,758	£0
		Aggregated	£0.00	9,758	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	21,084	£184,780.18
		Aggregated	£8.764	21,084	£184,780.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.48	10,764	£91,247.02
		Aggregated	£8.477	10,764	£91,247.02

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	47,218	£413,818.55
		Aggregated	£8.764	47,218	£413,818.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	7,556	£63,784.00
		Aggregated	£8.442	7,556	£63,784.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	6,543	£0
		Aggregated	£0.00	6,543	£0

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	11,177	£97,955.23
		Aggregated	£8.764	11,177	£97,955.23

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.48	1,789	£15,165.45
		Aggregated	£8.477	1,789	£15,165.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	38,376	£336,327.26
		Aggregated	£8.764	38,376	£336,327.26

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	18,038	£152,267.83
		Aggregated	£8.442	18,038	£152,267.83

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2022 Long Term Incentive awards			Price	Volume	Total
			£0.00	5,703	£0
		Aggregated	£0.00	5,703	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	12,542	£109,918.09
		Aggregated	£8.764	12,542	£109,918.09

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-11	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.44	5,557	£46,909.43
		Aggregated	£8.442	5,557	£46,909.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£8.76	15,231	£133,484.48
		Aggregated	£8.764	15,231	£133,484.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£8.48	6,748	£57,203.17
		Aggregated	£8.477	6,748	£57,203.17

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 March 2025